SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                 SCHEDULE 13E-3

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                               SECURITIES EXCHANGE
                                   ACT OF 1934

                             THE CHERRY CORPORATION
                              (Name of the Issuer)
                              --------------------
                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)
                              --------------------

                                 PETER B. CHERRY
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:
                            WILLIAM J. QUINLAN, ESQ.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [X]  A tender offer.
d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE

       Transaction Valuation: $138,315,672* Amount Of Filing Fee: $27,664
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase by CABO Acquisition Corp. ("Purchaser") of 5,239,230 shares of common stock, par value $1.00 per share (the "Shares"), of The Cherry Corporation, a Delaware corporation (the "Company"), at the tender price of $26.40 of total per share net to the seller in cash, without interest thereon. As of May 5, 2000, it had 10,168,066 Shares outstanding. In addition, there are vested options to purchase 526,830 Shares outstanding. Purchaser and its stockholders already beneficially own 5,455,666 Shares which will not be tendered. Based on the foregoing, the transaction value is equal to the product of (i) (a) 10,694,896 Shares (the number of Shares and Shares subject to vested options outstanding), minus (b) 5,455,666 (the number of Shares beneficially owned by Purchaser), multiplied by (ii) $26.40. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.
         .
[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,664       Filing Party: CABO Acquisition Corp.
Form or Registration No.: Schedule TO  Date Filed: June 15, 2000

This Schedule 13E-3 relates to the offer by CABO Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares" or "Common Stock"), of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser and Peter B. Cherry with the SEC on June 15, 2000 and as amended on July 6, 2000 and as further amended on July 10, 2000. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, of the Schedule TO and are incorporated herein by reference to this Schedule 13E-3.

The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), between Purchaser and the Company. The Merger Agreement provides that, among other things, if Purchaser acquires Shares pursuant to the Offer, following the completion of the Offer and the satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), except for Shares held by holders exercising their rights to dissent in accordance with the Delaware General Corporation Law (the "DGCL") and Shares held, directly or indirectly, by Purchaser, each then outstanding Share will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and be converted into the right to receive an amount per Share (the "Merger Consideration") equal to the $26.40 per Share (the "Offer Price"), without interest. The Merger Agreement also provides that contemporaneously with the consummation of the offer, the Company will make a loan to Purchaser. See "Item 10--Source and amount of Funds or Other Consideration" below. The terms and conditions of the Merger Agreement are more fully described in "SPECIAL FACTORS--The Merger Agreement and the Stockholder Agreement" of the Offer to Purchase.

All information in the (i) Offer to Purchase,  including all schedules  thereto,
(ii) the Letter of Transmittal, and (iii) the Schedule 14D-9 filed by the Company on June 15, 2000 and (iii) amendments to the Schedule TO filed on July 6, 2000 and July 10, 2000 are incorporated by reference in answer to all of the items in this Schedule 13E-3. Additional information with respect to certain items in this Schedule 13E-3 is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 2.           SUBJECT COMPANY INFORMATION

In December 1998, the Company completed a "Dutch Auction" self tender offer and acquired 2,340,926 Shares for an aggregate purchase price of approximately $36.3 million at a price of $15.50 per share. At various times in 1999, depending on market conditions, the Company repurchased an aggregate of 154,000 Shares, at the then prevailing market prices on the open market or through private transactions, for an aggregate purchase price of $2.0 million.

The following is the amount of securities purchased, excluding the Dutch Auction purchase, the range of prices paid and the average purchase price for each fiscal quarter since March 1, 1998.


                                                             Amount Purchased         Average Share Price     Share Price Range
                                                             ----------------         -------------------     -----------------
Quarter ended May 31, 1998................................         None                      --                          --
Quarter ended August 30, 1998.............................         None                      --                          --
Quarter ended November 30, 1998...........................         None                      --                          --
Quarter February 28, 1999.................................         None                      --                          --
Quarter ended May 31, 1999................................        5,000                 $14.375                     $14.375
Quarter ended August 30, 1999.............................       22,000                 $14.053              $13.50-$14.250
Quarter ended November 30, 1999...........................      127,000                 $12.378              $12.00-$12.625
Quarter February 28, 2000.................................         None                      --                          --
Quarter ended May 31, 2000................................         None                      --                          --


ITEM 4.  TERMS OF THE TRANSACTION.


The Company has not made any provision in connection with the Offer to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information contained in Items 11, 12 and 13 of the Company's Annual Report on Form 10-K for the year ended February 29, 2000, as amended on June 28, 2000, is incorporated herein by reference.

         All non-employee directors of the Company are paid an annual fee of $15,000, plus $1,500 for each meeting they attend. Employee directors of the Company receive no compensation as such. Non-employee directors in office on adjournment of the Company's annual meeting also receive a nonqualified stock option to purchase the number of whole shares of Common Stock equal to the amount of the director's annual fee divided by the fair market value of a share of Common Stock on the date of the annual meeting. The Board of Directors has an Audit Committee and a Compensation Committee, each composed of all of the non-employee directors. The Committee Chairman receives $1,500 and the other members receive $500 for each meeting held. The Audit Committee held two meetings and the Compensation Committee held one meeting in fiscal 2000. All members of the Special Committee receive a fee of $1,500 for each meeting that they attend, and Robert McDermott, the Chairman of the Special Committee receives $350 per hour for his performance of services as Chairman of the Special Committee.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Purchaser has estimated in the Offer to Purchase that the total amount of funds required to purchase all Shares validly tendered and not withdrawn pursuant to the Offer, to consummate the Merger and to pay all related costs and expenses will be approximately $150 million. The Offer is not conditioned upon any external financing arrangements, except that the Company is required to make a loan to Purchaser contemporaneously with the consummation of the Offer in a maximum amount equal to the number of Shares not owned by Purchaser or the Cherry Family Members (on a fully diluted basis) multiplied by the Offer Price, but not to exceed $150 million (the "Loan"). The Loan will be due one hundred twenty days from funding and will bear interest at the greater of the Company's cost of funding or the prime rate plus 0.25%. As security for the Loan, the Merger Agreement states that the Purchaser and the Cherry Family Members will pledge all of their Shares that they own in addition to Shares acquired in the Offer. The Loan will have other terms and conditions for Loans of this nature. Purchaser will also pay a loan fee equal to 3/8% of the loaned amount to be delivered by a note upon funding of the Loan and which shall be payable at the maturity of the Loan. There are no alternative financing arrangements in the event that the Loan is not available.

The margin regulations promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock, including if such credit is secured directly or indirectly by margin stock. The Company believes that the Loan will be in full compliance with the margin regulations.

ITEM 16. EXHIBITS.

         The following Exhibits are filed herewith:

EXHIBIT
NUMBER   TITLE
------   -----

(a)(1)(i) Offer to Purchase, dated June 14, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed on June 15, 2000).

(a)(1)(ii)        Letter of  Transmittal  (incorporated  by reference to Exhibit
                  (a)(1)(ii)  to the Schedule TO of Purchaser  filed on June 15,
                  2000).

(a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Purchaser filed on June 15, 2000).

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
                  (a)(1)(iv)  to the Schedule TO of Purchaser  filed on June 15,
                  2000).

(a)(2) Letter to stockholders from Robert B. McDermott, Chairman of the Special Committee of the Board of Directors of the Company (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on June 15, 2000).

(a)(3)            Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO of Purchaser filed on June 15, 2000).

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit
                  (a)(5)(ii)  to the Schedule TO of Purchaser  filed on June 15,
                  2000).

(a)(5)(iii) Audited financial statements for the Company's 1999 and 2000 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on May 30, 2000).

(a)(5)(iv) Joint Press Release of the Company and the Purchaser, dated June 15, 2000 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO of Purchaser filed on June 15, 2000).

(b)               Not applicable.

(c)(1) Opinion of Wasserstein Perella & Co., Inc., dated June 4, 2000 (included as Annex A to the Offer to Purchase which is incorporated herein by reference to Exhibit (a)(1)(i)) to the Schedule TO of Purchaser filed on June 15, 2000).

(c)(2) Presentation to the Special Committee by Wasserstein Perella & Co., Inc., dated June 4, 2000. (incorporated by reference to Exhibit (c)(2) of the Schedule TO of Purchaser filed on June 15, 2000).

(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, between Purchaser and the Company. (included as Annex B to the Offer to Purchase which is incorporated herein by reference to Exhibit (a)(1)(i)) to the Schedule TO of Purchaser filed on June 15, 2000).

(d)(2) Stockholder Agreement, dated as of June 5, 2000, among certain stockholders and the Company (included as Annex C to the Offer to Purchase which is incorporated herein by reference to Exhibit (a)(1)(i)) to the Schedule TO of Purchaser filed on June 15, 2000).

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase which is incorporated herein by reference to Exhibit (a)(1)(i)) to the Schedule TO of Purchaser filed on June 15, 2000).

(g)               Not applicable.

(h)               Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           THE CHERRY CORPORATION


                                           /s/ Dan A. King
                                           Dan A. King, Chief Financial Officer


                                           July 10, 2000